SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE 11
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)                  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)                  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)                  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to
               24.

(4)                  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4,
               6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer RYANAIR HOLDINGS PLC	2
State whether the notification relates to:
(i)   a transaction notified in accordance with
Market Abuse Rules;

(ii)  a disclosure made in accordance with
section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or
(iii) both (i) and (ii).

(iii)

3	Name of person discharging managerial responsibilities Howard Millar	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person Not applicable
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Person referred to in 3	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares ORDINARY SHARES
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Howard Millar	8	State the nature of the transaction EXERCISE OF SHARE OPTIONS AND SALE OF ORDINARY SHARES
9	Number of shares, debentures or financial instruments relating to shares acquired 763,986	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
11	Number of shares, debentures or financial instruments relating to shares disposed 763,986	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction Exercise price of share options: (i) 560,000 at €2.825 (ii) 203,986 at €2.825 Disposal price of ordinary shares: (i) €3.94490 (ii) €3.95196	14	Date and place of transaction ISE - (i) 23/07/2010 & (ii) 26/07/2010
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 100,000 and 0.00673%	16	Date issuer informed of transaction 26/07/2010

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries Juliusz Komorek- 01 812 1212

Name and signature of
duly designated
officer of issuer responsible for making notification
Juliusz Komorek Company Secretary
__________________________________________________
Date of notification
_______
26/07/2010
____________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  26 July 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary